                                                                   Exhibit D-1.3

                                                              Exhibit No. PGE -2
                                                       Application Under FPA 203
                                             of Pacific Gas and Electric Company
                                                            and PG&E Corporation

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION

Pacific Gas and Electric Company    )
PG&E Corporation                    )   Docket Nos. EC02-31-000,
     On Behalf of Its Subsidiaries  )               EL02-36-000 and
     Electric Generation LLC,       )               CP02-38-000
     ETrans LLC and GTrans LLC      )



                               DIRECT TESTIMONY

                                      OF

                             WILLIAM H. HIERONYMUS



November 30, 2001
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                                                                    Page 1 of 65

I.   BACKGROUND AND QUALIFICATIONS

Q.   Please state your name and business address.

A. My name is William H. Hieronymus. My address is Charles River Associates, Inc., 200 Clarendon Street, T-33, Boston, Massachusetts 02116.

Q.   Please state your current occupation.

A.   I am a Vice President of Charles River Associates, Inc. ("CRA").

Q.   What are your current responsibilities?

A. I am a member of the management group responsible for our Electric Utility Strategy and Restructuring practice and lead the Regulatory Economics and Strategy portion of that practice.

Q.   Briefly describe your educational background.

A. I have a bachelors degree from the University of Iowa and masters and doctoral degrees in economics from the University of Michigan.

Q. What is your professional background and what are your professional qualifications?

A. I have provided consulting and research services to utilities and other energy companies, regulators, state and federal agencies and research organizations on a full time basis since approximately 1975. Since 1988, my principal focus has been on regulatory and management issues arising from utility restructuring. From 1988 though 1993 I worked principally on the restructuring of European and Pacific electricity sectors, serving as an advisor to the regional electric companies of England and Wales, the Scottish utilities, several continental utilities and to national and pan-national government agencies. Upon returning to the U.S. in 1993, I became involved in the North American restructuring of the electricity industry. I have worked on market design issues, particularly on issues relating to monitoring and mitigation of market power for a number of Independent System Operators and Regional Transmission Organizations ("RTO"). I have testified before the Federal Energy Regulatory Commission ("FERC" or "Commission") on market power issues in numerous Section 203 filings, Section 205 market rate authority applications and other matters including market rules. My resume is attached as Exhibit No. PGE-2-1.

Q.   For what purpose have you been retained in this proceeding?

A. I have been retained to provide the testimony and exhibits set forth herein on behalf of Pacific Gas and Electric Company ("PG&E") and its parent company, PG&E Corporation ("PG&E Corp." or "Parent").

II.  PURPOSE OF TESTIMONY AND SUMMARY OF CONCLUSIONS

Q.   What is the purpose of your testimony?

A. PG&E is proposing, as part of its Plan of Reorganization (the "Plan"), to transfer operational control of all of its hydroelectric assets and its Diablo Canyon nuclear station to a new indirectly held subsidiary, Electric Generation LLC, (hereafter, "Gen") of Parent. Gen will establish a long-term contract under which the reorganized PG&E ("Reorganized PG&E") will retain full rights to, and dispatch control over, all of the output of the transferred units. PG&E will be spun off to shareholders and no longer be affiliated with Parent./1/ The fundamental purpose of my testimony is to examine whether this reorganization and transaction (hereafter, generally referred to as the "Transaction") have an adverse effect on competition in wholesale electricity markets. My focus is on horizontal competition issues. It should be read in conjunction with the testimony of Dr. Stephen Henderson, who analyzes vertical market power issues that potentially arise from the transaction.

     In assessing the effects of the transaction, I have relied primarily on the Commission's Order No. 642 and Section 33.3 of the Commission's regulations. These require, in most instances, that applicants provide the horizontal market power screening analysis first promulgated as Appendix A to Order No. 592, issued in December 1996. I also present some additional information intended to assist the Commission in determining whether approval of the Transaction is in the public interest.

__________________________

/1/ There will be a brief period, approximately one month, during which the contract will be in place and the reorganization consummated prior to the spinning off of PG&E to shareholders. Since the only affect of the reorganization and transaction on the competitive structure of markets arises from the spin-off, during this period the transaction will have had no effect.

Q.   Please summarize your conclusions.

A. My primary conclusion is that the Transaction has no adverse effect on the wholesale electricity market. Indeed, it is mildly deconcentrating. In determining the effects of the Transaction, I examine the structure of the wholesale market post-Transaction and compare it to the structure that would exist if the Transaction did not take place and PG&E remained as a vertically integrated utility controlled by Parent. Absent the Transaction, a vertically integrated PG&E owns and controls the generating assets that are the subject of the Transaction as well as the assets that it will retain after the Transaction. These total approximately 12,800 MW. It is affiliated with PG&E National Energy Group ("NEG") that, while owning little capacity in California now, has a growth program whereby it plans to own, lease, or control as much as 4,400 MW of new capacity in or near California by the end of 2004. Post-Transaction and for the duration of the 12-year Power Sales Agreement, the Reorganized PG&E will continue to control the assets that are being transferred. It will continue to use them primarily to meet its native load requirements. It will continue to provide ancillary services into the California market. It will continue to exercise full dispatch control of the generating facilities. It will continue to be able to use the output from these assets to make any sales of surplus power and ancillary services into the California markets. It will continue to have the sole equity-like interest in the profits from such sales and to divide them with ratepayers according to whatever procedure is dictated by the California Public Utilities Commission ("CPUC").

     There is only one change in the structure of the market, or in PG&E's ability and incentive to exercise market power, that arises from the Transaction. Since PG&E will no longer be a subsidiary of Parent, it will no longer be affiliated with NEG. The Transaction will separate the approximately 12,800 MW of assets that will be contracted long term to PG&E, and fully controlled by it, from the 4,700 MW of assets that will be controlled by Parent's subsidiary, NEG. Even once the contract between Gen and the Reorganized PG&E begins to unwind at the end of the eleventh year of the contract, expected to be the end of 2013, the transaction will be deconcentrating. Indeed, the initial annual rounds of contract termination will further deconcentrate the market beyond the initial effects of the Transaction since they will shift control from the larger to the smaller of the two separate companies resulting from the transaction. Only in 2015, assuming that the contract between Gen and PG&E is not renewed, will Gen's share of relevant markets begin to approach (but never exceed) that which Parent would have had absent the Transaction. Even then, the fact that Reorganized PG&E will retain certain contracts and assets totaling several thousand megawatts will result in a less concentrated market than if the Transaction had not occurred.

     The conclusion that the Transaction is deconcentrating and creates neither enhanced ability nor incentive to exercise market power is so fundamental that any further analysis and information that I can provide to the Commission is of much reduced
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                                                                    Page 6 of 65

     importance. I am nevertheless mindful of the fact that, in view of the events in California over the past year and a half, any major transfer of generating assets will be closely scrutinized. I have, therefore, prepared a full "Appendix A" screening analysis of the effects of the Transaction, inclusive of analyses of both energy and ancillary services markets. My analysis is based on 2003 conditions. This is the first year after the planned reorganization of PG&E. Predictably, that analysis shows that the Transaction is deconcentrating. I also provide the Commission with information that shows that neither Parent nor PG&E will be in a position to exercise market power. While any such market power as might exist is not created or enhanced by the Transaction, and hence not properly subject to consideration in a Section 203 proceeding, the fact that neither entity is likely to have the ability or incentive to exercise market power post-Transaction is useful information in view of any California-specific concerns.

Q.   Please outline the structure of the rest of your testimony.

A. Section III describes salient aspects of the Transaction, which is more fully described in the application. Section IV is a background section that discusses recent and near-future developments in the California and western power markets that will markedly change market conditions from those that existed in the turbulent year beginning in May 2000. It is intended to create a context in which the effects of the Transaction can be judged and to establish the conclusion that, since the California market should be well supplied, orderly and competitive, it can be judged using the Commission's normal criteria and methods. Section V describes the requirements of
     Section 33.3 of the Commission's regulations governing horizontal market power analyses of transactions and the general methodology that I have used to meet those requirements. Section VI provides the results of the horizontal market power analysis I performed for the energy product, as usually required by Order No. 642. It also briefly describes data sources used and how input data were developed, the details being contained in an exhibit and workpapers. Section VII provides information on PG&E's native load requirements and the effects of the California Department of Water contracts on PG&E's potential to have available capacity to sell into the wholesale market. Section VIII presents the results of my analyses of ancillary services markets. Section IX reprises my conclusions.

III. OVERVIEW OF THE TRANSACTION

Q. Please describe the elements of the Plan of Reorganization that are relevant to your analysis.

A. PG&E will be separated into separate limited liability companies. ETrans LLC ("ETrans") will acquire the transmission assets of PG&E. GTrans LLC ("GTrans") will hold the majority of the assets of the gas transmission and storage business of PG&E. Gen, through subsidiaries, will acquire control of the nuclear and hydroelectric assets of PG&E. (Ownership of these facilities will vest in subsidiaries of Gen that will lease the facilities to Gen. As lessee, Gen will have control over the facilities and the rights to all output. Gen will pay all operational and capital costs associated with the facilities during the term of the lease). Gen, ETrans and GTrans will be wholly owned subsidiaries of a newly formed corporation, Newco. Newco will be a subsidiary of Parent (formerly PG&E Corporation, which will change its name when the transaction is consummated). Parent will also own NEG. NEG owns a number of subsidiaries engaged in the development, ownership and operation of merchant generation and power and gas marketing. PG&E will continue as a gas and electric distributor and electricity and gas supplier to its existing native load electric customers and core gas customers. With the exception of certain power purchase contracts with irrigation districts and one agreement that includes provisions for wholesale power sales, PG&E also will retain PG&E's existing wholesale electric purchase and sales contracts and obligations. Purchase obligations include approximately 4,600 MW of qualifying facility ("QF") capacity. PG&E will be spun off to shareholders and will be fully independent of Parent. The reorganization and spin-off of PG&E is scheduled for completion at the beginning of 2003.

Q.   What electric loads will PG&E serve?

A. PG&E currently serves only that portion of its load that can be met (based on an after-the-fact calculation) from its existing resources and contracts. The balance of its load is met by the California Department of Water Resources ("CDWR"). The division between the two entities is not apparent to customers since all are served under the same set of tariffs, and PG&E meters and bills all of its native load customers.

     Over the past nine months, CDWR has been entering into long-term contracts. As discussed more fully below, the volume of contracts that it has entered into will be in some years very nearly sufficient to fully meet that portion of PG&E's load that is not met from PG&E's existing resources and contracts. To the extent that PG&E's load exceeds the sum of CDWR's contracts and its existing resources, there is a gap to be met in the short-term market, termed the "net open position." Under certain conditions specified in the Plan, PG&E will be in a position to procure energy to meet the net open position. These conditions relate generally to PG&E's credit rating and to state regulatory provisions that assure full recovery of supply costs to meet the net open position.

Q.   What generating assets and contracts will PG&E retain?

A. PG&E will retain two conventional fossil units totaling 105 MW and two mobile combustion turbines totaling 30 MW at the Humboldt Bay Power Plant. Also located at the Humboldt site is a closed nuclear unit in the early stages of decommissioning. Additionally, PG&E will retain the Hunters Point Power Plant (comprised of a 163 MW steam unit, a 52 MW combustion turbine, and two synchronous condensers), for a total fossil portfolio of 350 MW. In addition, it has output contracts for approximately 4,582 MW from QFs, 54 MW of which are due to expire by early in 2003. Thus, it controls approximately 4,932 MW of capacity (including the 54 MW that is expiring). It also will retain contracts with the Western Area Power Authority ("WAPA") and Puget Sound Power and Light Company ("Puget"). The WAPA contract is an exchange contract in which PG&E absorbs the output from certain WAPA hydroelectric facilities and returns power in like amounts. Because WAPA has a positive "bank" built up over a period of several years, which it now is drawing upon, this contract results in net sales from PG&E to WAPA. The Puget contract is a seasonal diversity exchange contract calling for the exchange of up to 300 MW. In addition, PG&E has 450 MW of bilateral contracts with power producers that expire at the end of 2003. Thus, it will own or have entitlement to approximately 5,700 MW of power in the summer of 2003 apart from its Power Sales Agreement with Gen.

Q.   What assets are being transferred to Gen LLC?

A. Transferred assets include the two unit, 2,174 MW Diablo Canyon nuclear station, the three unit, 1,212 MW Helms pumped storage station, and approximately 3,752 MW of hydroelectric generation. The latter includes approximately 1,048 MW of long term contracts to operate and purchase the energy from facilities owned by irrigation districts, and 20 MW of capacity from the Grizzly plant owned by the City of Santa Clara (Silicon Valley Power) and operated by PG&E. Thus, transferred resources are approximately 7,138 MW.

Q.   Will Gen control the output of the transferred resources?

A. No. There are two elements of "control" that are potentially relevant to an analysis of market power. The first is the ability to economically or physically withhold capacity from the market. Gen will lack control in this sense. Under the proposed contract,

     PG&E, not Gen, will make the dispatch decisions for the transferred facilities./2/ It will determine (within the limits of what is achievable) when the water is released, when maintenance will be performed and the degree to which energy and the various ancillary services will be produced. PG&E will use the power primarily, or perhaps solely, to meet its own needs, but it will have the contractual right to make sales from the transferred resources to the California Independent System Operator ("CAISO") or the market more generally. In short, the contract is tantamount to a tolling agreement (at least for the hydro facilities) to which PG&E brings the fuel (water) and determines when and how it will be used.

     The other sense of "control" that may be relevant relates to which party has an equity-like interest in the output of the transferred facilities. Market structure is relevant to market power in part because large participants have more to gain from a price increase than small participants. Hence, they are more likely to be able to profit from withholding capacity than smaller participants. The cost of withholding (foregone profits on the withheld amount) is amortized over a greater volume of remaining sales that benefit from a higher price. Because the price that PG&E pays to Gen under the contract does not vary with the price in the market place, Gen's ownership of the transferred assets does not allow it to profit from the higher market prices that could

_________________________

/2/ Because some of the facilities are Regulatory Must Run units within CAISO, the CAISO may make some dispatch decisions. However, the point here is that the permissible decisions will be made by PG&E, not by Gen.

     result from withholding supply. Indeed, the only fiscal consequence to Gen from a tactical withholding of output from the transferred resources would be a reduction in its payments under the contract.

Q.   Does Gen own or control any other generation?

A. No. However, Gen's parent also owns 100 percent of NEG. NEG owns generation throughout the U.S. Its holdings in the WSCC are very modest. It owns 50 percent (237 MW) of a combined cycle plant in Oregon and an interest in a waste coal unit in Montana equivalent to approximately 5 MW. Both are QFs and are under long-term contract to PacificCorp and Montana Power respectively.

Q. Is NEG or any other future affiliate of Parent or the Reorganized PG&E constructing any geographically relevant generation?

A. Yes. NEG has recently acquired a 66 MW wind power facility at Mountain View that is connected to Southern California Edison in SP-15. It is building a 1,121 MW combined cycle unit at La Paloma in central California (ZP-26) scheduled for completion in 2002. It has acquired long term rights to up to 250 MW of the Otay Mesa power plant in the San Diego basin (SP-15), scheduled for completion in 2003. It is constructing a 1,092 MW combined cycle facility at Harquehala in Arizona, scheduled for completion in 2003. It is planning a 598 MW combined cycle unit at Umatilla in Oregon and a 1,196 MW two-unit combined cycle station at Meadow Valley in southern Nevada. Both the Umatilla and Meadow Valley units are planned to come on line in 2004. These are all of the relevant facilities included in NEG's latest S-4 filing with the U. S. Securities & Exchange Commission. Despite the fact that these are outside the timeframe of my analysis and the majority of them are insufficiently advanced to warrant inclusion in my analysis, I conservatively have included them as Parent-controlled capacity in the analysis. NEG also is acquiring output rights by contract to two peaking units in SP-15, with a combined capacity of 88 MW. I therefore treat them as NEG-controlled capacity. Finally, NEG is constructing a 113 MW unit in Colorado, scheduled for completion in 2002. All output from this unit will be sold to Public Service Company of Colorado under a long-term contract. Thus, NEG will control approximately 4,411 MW of geographically relevant capacity by 2004.

IV.  NEW DEVELOPMENTS IN THE CALIFORNIA MARKET

Q.   What is the purpose of this section of your testimony?

A. In considering the effects of this Transaction, or any Transaction involving major generating assets in California, it is natural and inevitable that additional scrutiny will be applied as a result of the severe problems in the California energy market that became manifest beginning in May of 2000 and lasted through May of this year. Indeed, the bankruptcy of PG&E that is the genesis of this Transaction is itself directly traceable to those events. The purpose of this section of my testimony is to provide a context for reviewing this Transaction. The question that it seeks to answer is whether the Commission's normal review policies for asset transactions will yield reliable results or whether non-standard review methods must be applied in view of the location of the assets being transferred.

     This Transaction is scheduled to be completed at the beginning of 2003. Hence, I will focus primarily on the likely market conditions in that year. Where market changes clearly will affect the competitiveness of the relevant markets in the longer term, I also will discuss these developments.

     It is not my intent to focus on, or ascribe to particular causes or parties, what happened in 2000 and the first half of 2001. The causes of the power shortages and high prices in that period have been discussed at length elsewhere and remain controversial./3/ Rather than enter that fray, my intent in discussing the California energy market in that period is solely to form the basis for contrasting 2003 and beyond.

Q.   How have you organized your discussion of 2003 in contrast to 2000?

A. The market conditions that led to the dramatic developments of 2000, which I will focus on in considering how 2003 may differ, can be grouped in three areas: supply

____________________________

/3/  Price Movements in California Electricity Markets: Analysis of Price
     Activity: May-July 2000, California Electricity Markets, September 29, 2000; FERC Staff, Staff Report to the Federal Energy Regulatory Commission on Western Markets and the Causes of the Summer 2000 Price Abnormalities:
     Part I of Staff Report on U.S. Bulk Power Markets, November 1, 2000; Anjali Sheffrin, Preparing the California Market for Summer 2001, CAISO, EUCI Conference on Western Power Markets, Denver, Colorado, May 1-2, 2001.

     and demand balance, input prices, and market behavior as affected by market power and constrained by regulation.

Q. What was the supply-demand balance situation in California in 2000 and how will it change?

A. It is well documented that no new conventional generating projects had been started in California for more than 10 years and virtually none in more than 20 years./4/ While the completion of California's two nuclear facilities and a spate of QF facilities covered much of the modest load growth over the period, increasingly California came to rely on imports from both the Pacific northwest and desert southwest (the exporting regions) to meet load. However, California was at the "end of the line." Most of the generation in the exporting regions was dedicated primarily to native load. When the western region as a whole began to run out of capacity, it was California that suffered the bulk of the consequences. Higher-than-forecast load growth in the exporting areas caused the reserve margin to erode faster than anticipated. While benign weather conditions in 1999 masked the impending shortfall, in 2000 these reversed, as a result of one of the hottest summers in more than 100 years occurring in California and Nevada and precipitation levels substantially below normal in the Northwest./5/ Exhibit No. PGE-2-2 shows the

___________________________

/4/ Non-IOUs built less than 150 MW in the 1990s and IOUs built about 450 MW in the 1980s.

/5/ National Climate Data Center: Climate of 2000, http://lwf.ncdc.noaa.gov/oa/climate/research/2000/sum/us_regional.html.

     imports of energy into California from 1983 through 2000. From 1992 through 1997 imports grew steadily, then stabilized through 1999 at roughly 50 tWh. Between 1999 and 2000 they fell by 40 percent to about 30 tWh.

     Weather conditions in 2000 caused an 8 percent increase in peak load at the same time that available resources diminished. Some observers have called this combination of events electricity's "perfect storm."

     The energy situation was even bleaker than the load and capacity balance suggests. Low rainfall has a much higher impact on energy available from hydroelectric facilities than on their capacity./6/ In addition, conventional fossil units became energy limited as a result of the gas shortages that developed in 2000, as well as the increased maintenance requirements and environmental costs and restrictions for old in-state fossil plants that ran far more than normal to make up the hydroelectric and other import deficits.

     By the beginning of the crisis in May 2000, there already was a queue of developers who recognized the opportunity to build in the western market. A substantial number of projects, particularly in the desert states, were underway but not yet completed. In California itself, a lengthy and difficult permitting process largely blocked the queue.

___________________________

/6/ Effects on capacity are modest since turbine ratings are unaffected and in most instances sufficient water can be stored to allow peak production during a single hour. However, the effective capacity of the units declines in very dry years since insufficient water is available (particularly in view of competing use restrictions) to allow full production during all of the high load, high value hours when power would be produced under normal conditions.

     Responding to the crisis as it unfolded, California substantially accelerated approval of new capacity. Eleven projects totaling nearly 1,000 MW were approved under a fast-track, 21 day process./7/ According to the CAISO, a total of 3,843 MW of new in-state generation should come on line by the end of 2001 with an additional 6,490 planned to be added in 2002./8/ Substantial capacity also is being added in contiguous areas.

     Exhibit No. PGE-2-3 shows the reserve margins in the WSCC for 2000 and the projected balance for 2003./9/ Reserves actually are overstated for 2000 since there is no derating of hydro to reflect very low water availability. In each region, reserve margins are expected to increase dramatically, by 7 percentage points in California/northwest Mexico, by 16 percentage points in the desert southwest and by 15 percentage points in the Pacific northwest. California will reach and somewhat exceed planned reserve levels and excess capacity in adjacent regions will insure that there is ample capacity behind the ties.

Q. Please explain the impact of unusual gas market conditions on prices in 2000.

A. Natural gas is the primary fuel for the majority of California capacity. More importantly, gas-fired generation sets the marginal price of electricity nearly all of the

______________________________

/7/ California State Auditor, Report on the California Energy Commission, August 2001.

/8/ CAISO 2001/02 Winter Assessment and Summer 2001 Post-season Summary, Oct 8, 2001, p.6.

/9/  WSCC 10-Year Coordinated Plan Summary, 2001-10, August 2001.

     time./10/ As shown on Exhibit No. PGE-2-4, gas prices rose substantially in the spring of 2000 and remained at very high levels until they began to fall early in 2001. High California gas prices partly reflected a nationwide substantial increase but also local conditions. While there is considerable dispute over precisely why this occurred, it is clear a major factor was a shortage of pipeline capacity into, and perhaps within California. Pipeline capacity was insufficient to both supply gas to the extraordinarily high level of gas-fired electric generation and meet the injection rates into in-state storage required to supply winter demand. Electric generators that needed to run to keep the lights on, and wanted to earn the very high prices in the electricity market, competed with franchised gas suppliers and non-core gas customers for the limited supplies of gas. Since both sets of demands were inelastic, the price of gas rose very substantially.

     Exhibit No. PGE-2-4 also shows the October price of gas futures. The market anticipates that prices will be in the general range that exists today and existed prior to the spring of 2000. This lower price expectation (relative to 2000) partly mirrors lower national gas prices and partly the expectation that new pipeline capacity will

_______________________

/10/ During the spring runoff period, marginal generation may come from hydroelectric plants. However, the "water value" of WSCC hydro plants is determined by the future value of the water if stored to produce electricity at a later time. Thus, the "marginal cost" of hydro typically is determined by its value when sold into a later period when gas is the marginal fuel.

     relieve gas bottlenecks affecting the California market./11/ Based on current plans, 3,595 MMcfd of new import capacity into California will be added by the end of 2003. This is an increase of approximately 50 percent relative to current capacity of 7040 MMcfd. In-state storage is projected to increase by 12 percent to 26 Bcf by 2003./12/

Q. Apart from water shortfalls and high gas prices, were any other input market conditions important to the California electricity market in 2000?

A. Yes. The unusually high level of California gas-fired generation necessitated by a 20 tWh shortfall of imports and by reduced in-state hydro generation increased the in-state demand for Nitrous Oxide emissions credits quite substantially. Exhibit No. PGE-2-5 shows NOx prices from January 2000 to March 2001. Prices rose from about $3/lb in early 2000 to more than $40/lb in the latter half of 2000 but began to fall in early 2001.

Q.   Is it likely that 2003 NOx prices will remain below 2000 levels?

A. Yes, for two reasons. First, the demand for emissions credits in California should decline. Import levels much higher than were seen in 2000 should occur as a result of the substantial increase in capacity on the other side of the ties. Hydroelectric

___________________________

/11/ Past prices are at Topock whereas future prices are at the Palo Verde trading hub. Palo Verde futures were used since data for Topock were not available. As a result of de-bottlenecking transmission into California the two price series should track closely in the future.

/12/ Natural Gas Infrastructure Issues, California Energy Commission, October
     2001.

     generation, both inside and outside California should increase based on a return to normal water conditions. These developments should reduce the need for California fossil generation. The new combined cycle and combustion turbine capacity being built in California are substantially more efficient than the current units so that the amount of NOx produced per MWh also will decline.

     Second, as a result of the California Governor's Executive Order of June 11, 2001 (EO D-40-01)./13/ California generators can exceed their emissions limits if they are selling by contract within California or are dispatched by the CAISO, paying a fee of $7.50 per pound to the Air Quality Management District once their own credits are exhausted. In effect, this order creates a substantial new "supply" of credits at a capped price of $7.50 per pound.

     While the Executive Order itself has a limited duration, the South Coast Air Quality Management District has implemented it and there is no sunset on that implementation. As reported by CAISO:

          Recent actions taken by the South Coast Air Quality Management District (SCAQMD) effectively removed generators located within the SCAQMD region from the emissions trading market (RECLAIM). These actions result in NOx emissions costs of no greater than $7.50/lb for generators located within the region once they have exhausted their annual allocation of free credits. Therefore, the current SCAQMD NOx emission credit market prices

___________________

/13/ An earlier Executive Order, Number 01-03, had placed a similar provision in effect on an interim basis retroactive to January 11, 2001.

          no longer have any relation to emissions costs incurred by generators. The new SCADQMD rules are similar to the emissions limitation rules in effect in other air management districts in the state./14/

Q. Are there any other factors that are considered to have affected prices in 2000 that will change materially before 2003?

A. Yes. In view of the tight supply and demand situation in California, there was an opportunity for sellers to raise prices substantially. The incentive to do so is widely considered to be related to the amount of capacity covered by long term contracts. If essentially all of a seller's capacity is under long-term contracts, it will have little if any incentive to increase spot prices.

     In 2000, relatively little power was covered by long-term contracts between sellers and the load-serving IOUs. From the opening of the California Power Exchange ("PX") until the summer of 2000, the three IOUs were required to buy all of their power from the PX spot market./15/ In the summer of 2000, the total contract cover for the IOUs was at most 5,550 MW./16/ While SCE and PG&E both had significant generation that they still owned, the IOUs were several thousand MWs short. As a

______________________

/14/ Market Analysis Report for May 2001, California Independent System Operator, June 15, 2001. A RECLAIM market continues to exist to serve non-generating sources of NOx emissions.

/15/ Beginning with the August, 1999 contract, the IOUs were permitted to participate in the PX Block Forward market. This was the main source of contract cover in the summer of 2000.

/16/  California Power Exchange, op. cit. p. 75.

     result of the IOUs inability to enter into bilateral contracts, much of the merchant generating capacity could sell only to power marketers or directly into the California PX and CAISO spot markets.

     Beginning in February 2001 the CDWR began entering into long-term contracts. By the end of May, it reported that contracts signed or agreed to in principle were sufficient to meet 96 percent of the portion of peak load requirements for 2003 and 2004 that was not already being met by utility-owned resources./17/ An additional 470 MW of peaking capacity contracts and approximately 300 MW of wind energy contacts were signed after the May report./18/ Thus, the combination of utility-controlled resources and DWR contracts should be sufficient to supply essentially the entire anticipated peak load in California.

Q. What are the implications of these changes in market conditions for the California electricity market?

A. The two primary problems with the California electricity market in the 12-month period beginning May 2000 were inadequate supply and high prices. The substantial increase in reserves in California and adjacent areas should result in reliable supply./19/

_______________________

/17/ Update of California Department of Water Resources Power Purchase Contract
     Efforts, May 31, 2001.

/18/ http://wwwowe.water.ca.gov/newsreleases/2001/8-17-01powercontracts.html.

/19/ Two new transmission projects also have been announced which should improve reliability in the state. The Valley-Rainbow project, scheduled for completion in 2005, will add 1,000 MW of import capability into the constrained San Diego basin. Two competing projects, sponsored respectively by the U.S. Department of Energy and the CPUC, would increase Path 15 capacity by 1,500 MW to 5,400 MW. The

     A combination of higher reserves and the other factors that I have discussed should result in lower market prices.

Q. Is there evidence that market participants share your view that the market in 2003 will have returned to normal conditions?

A. Yes. Exhibit No. PGE-2-6 shows prices from 1999 through the present./20/ The anomaly of the 2000 period stands out. Exhibit No. PGE-2-6 also shows forward prices for 2002 through 2004. Both historic and futures prices are 6X16 peak hour prices. In each of the three years, the forward prices are in the mid-thirties of dollars per MW. These are the same price levels that existed in the period prior to May 2000.

Q. What do you conclude from this review of market changes subsequent to the 2000 market difficulties in California?

A. It appears quite likely that market conditions in California should be normal by 2003. As my later analysis will show, the California market will not be highly concentrated and should be workably competitive. Supplies should be adequate both to discipline prices and assure reliability./21/ Input markets should have ample supplies at

___________________________

     former project has lined up financial commitments from 6 firms (including PG&E Corp) and has a scheduled completion in mid-2004.

/20/ The price series in the Exhibit are for the mid-Columbian hub. Because of the thinness of trading of NP-15 contracts, forward price data through 2004 are not available from Platts. Available NP-15 data through 2003 show a similar consistency with data from the pre-May 2000 period, with prices ranging generally between the mid-thirty and low-fifty dollar range, depending on season.

/21/ While I have not dwelt on regulatory problems that may have contributed to the events of May 2000-01, a stable regulatory framework that appears to be working is now in effect. This should serve as a backstop to the market improvements that I have discussed.

     reasonable prices. A repeat of the weather conditions seen in 2000 is unlikely. For these reasons, it is appropriate to review this Transaction as one taking place in a well-ordered market and to not burden it with the ghosts of 2000.

V.   FRAMEWORK FOR THE ANALYSIS

Q. What procedures has the Commission specified for applicants seeking to transfer jurisdictional assets?

A. The Commission's policies are discussed in Orders No. 642 and 642-A and are embodied in Part 33 of the Commission's regulations.

Q. What horizontal market power analysis does Part 33 indicate is required for this transaction?

A. It does not appear that any analysis is required. The horizontal analysis requirements are defined in (S) 33.3 of the regulations. Subsection 33.3(a)(1) describes the types of transactions for which the analysis is required. It states:

     The applicant must file the horizontal Competitive Analysis Screen described in paragraphs (b) through (f) of this section if, as a result of the proposed transaction, a single corporate entity obtains ownership or control over the generating facilities of previously unaffiliated merging entities (for purposes of this section, merging entities means any party to the proposed transaction or its parent companies, energy subsidiaries or energy affiliates)

     This transaction does not involve the combining of previously unaffiliated generation into the control by a single corporate entity. Quite the contrary, it involves the separation of generation previously under the control of a single corporate entity into two entities that will be unaffiliated: Reorganized PG&E and Parent. Hence, a plain reading of the regulations indicates that no horizontal analysis is required.

     The exemption of transactions of this type from the need to provide a horizontal market power analysis is entirely sensible. The Competitive Analysis Screen is designed to test whether a merger or acquisition would significantly increase concentration in a relevant electricity product and geographic market. Since this Transaction does not bring more assets under the control of Applicants or any other party, but rather splits previously combined assets between two unaffiliated parties, it necessarily is the case that this Transaction will not "significantly increase concentration," but rather will reduce it.

Q.   What horizontal competition analysis are you providing?

A. Notwithstanding that the Competitive Analysis Screen is not required and that the conclusion from such analysis that this transaction is pro-competitive is a certainty, I have performed an analysis using the Competitive Analysis Screen as described in Appendix A to Order No. 592 and in (S) 33.3 of the Commission's regulations. I have two reasons for providing the analysis. First, there is a great deal of information contained in the inputs to and outputs of a Competitive Analysis Screen. Separate from the conclusions of the analysis as such, this information may be of assistance to the Commission in evaluating whether approval of this Transaction is in the public interest. Second, while I cannot fathom how one might even speculate that the

     Competitive Analysis Screen would show that this Transaction is adverse to competition, I provide the analysis "for the avoidance of doubt."

Q. What general market power issues raised by changes in the ownership of generation is the Competitive Analysis Screen intended to address?

A. Market power analysis of a proposed merger or acquisition examines whether the merger/22/ would cause a material increase in the merging firms' market power or a significant reduction in the competitiveness of relevant markets. Market power is defined as the ability of a firm or group of firms to sustain profitably a significant increase in the price of their products above a competitive level.

     In analyzing mergers and acquisitions, the critical issue is the change in market competitiveness due to the transaction. While the pre-transaction competitiveness of markets may, as under the DOJ/FTC Guidelines, affect the amount of such change that is acceptable, the focus remains on the change in market competitiveness caused by the transaction rather than on any pre-existing market power.

     This focus on the effects of the transaction means that the merger analysis examines those business areas where the merging firms are competitors. In most instances, the merger will not affect competition in markets in which the merging firms do not compete. Analysis of the effects of a merger on market power in businesses in which

______________________

/22/ The Competitive Analysis Screen applies both to mergers and acquisitions.
     For brevity, I will use the term "merger" as shorthand for any transaction that is evaluated using the Screen.

     the merging firms both participate is sometimes referred to as horizontal market power assessment. The analysis is intended to measure the adverse impact, if any, of the elimination of a competitor as a result of the combination.

     Vertical market effects of the merger relate to the merging firms' ability and incentives to use their market position over a product or service to affect competition in a related business or market. For example, vertical effects could result if the merger of two electric utilities created an opportunity and incentive to operate transmission in a manner that created market power for the generation activity of the merged company that did not exist previously. More generally, mergers with suppliers of inputs to generation, particularly gas transmission providers, have been identified as requiring an analysis of potential vertical market power. The Commission also has identified vertical market power as arising from dominant control over potential generation sites or over fuel supplies and delivery systems that allows the merged firm to frustrate entry. These are issues that could undercut the presumption that long-run generation markets are competitive. Dr. Henderson is addressing the vertical market power issues that potentially arise as a result of this Transaction.

Q.   What are the main elements in developing an analysis of market power?

A. Understanding the competitive impact of a transaction requires defining the relevant market (or markets) in which the affected firms participate. Participants in a relevant market include all suppliers and, in some instances potential suppliers, who can compete to supply the products produced by the merging parties and whose ability to do so diminishes the ability of the merging parties to increase prices. Hence, determining the scope of a market is fundamentally an analysis of the potential for competitors to respond to an attempted price increase. Typically, markets are defined in two dimensions: geographic and product. Thus, the relevant market is composed of companies that can supply a given product (or its close substitute) to customers in a given geographic area.

Q. How has the Commission typically examined proposed mergers and acquisitions involving electric utilities?

A. Historically, the Commission examined mergers by focusing on specific product markets and by using a "hub-and-spoke" screening test to evaluate whether a further examination of potential market power was warranted. With the issuance of Order No. 592, the Merger Policy Statement, in December 1996, the Commission changed its analytic approach and adopted a "delivered price test." Appendix A (the "Competitive Analysis Screen") of Order No. 592 outlines a detailed analytic method that applicants are required to follow in their applications and that the Commission will use in screening the competitive impact of mergers. If a proposed merger raises no market power concerns (i.e., passes the Appendix A screen), the inquiry is generally complete. If a proposed merger raises potential market power concerns, applicants can propose mitigation measures at the time of application or seek to demonstrate that the merger is competitively benign notwithstanding screen failures.

A. The Commission's Revised Filing Requirements under Part 33 of the Commission's Regulations, Order No. 642, reaffirmed the screening approach to mergers consistent with the Appendix A analysis set forth in the Merger Policy Statement.

A.   Product Markets

Q.   What products has the Commission generally considered?

A. The Commission generally has defined the relevant electricity product markets to be long-term capacity, short-term capacity ("Uncommitted Capacity") and non-firm energy ("Available Economic Capacity" and "Economic Capacity"). The Commission has determined that long-term capacity markets are presumed to be competitive, unless special factors exist that limit the ability of new generation to be sited or receive fuel. In California, short-term capacity, as such, is not a product. However there are a number of ancillary services products in California. In Order No. 642, the Commission directed that applicants analyze the effects of a transaction on ancillary services markets, specifically spinning and non-spinning reserves and imbalance energy. Imbalance energy in California is provided through the spot energy market and cannot be analyzed in isolation from it.

A. The Commission also has considered competition in transmission services and has examined whether the combination of ownership of transmission facilities creates the opportunity or incentive for the merging parties to restrict access to transmission. In this case, there is no combination of transmission facilities.

  Q. What guidance has the Commission given concerning the treatment of energy as a product?

  A. In Order No. 642 the Commission reiterated that energy market conditions can vary depending on load levels and directed applicants to group time periods with similar load levels for evaluation. The Commission's reasoning was that supply and demand conditions vary according to the level of load. I note that supply conditions, particularly in hydroelectric systems, also vary according to season and that applications under Section 203 generally analyze seasons separately.

     B. Geographic Markets

  Q. How has the Commission analyzed geographic markets?

  A. To examine geographic markets, the Commission traditionally has focused on the utilities that are directly interconnected to the applicant companies. This "destination market" approach was continued in Order No. 592. Each utility that is directly interconnected to the applicants is considered a separate destination market. Additionally, the Commission has suggested that utilities that historically have been customers of applicants are also potential destination markets./23/ The Commission also has accepted an approach whereby customers that have the same supply alternatives can be aggregated into a single destination market. This approach has been accepted in a number of merger filings in New York, PJM and New England./24/ In California, as discussed below, the commonly-analyzed geographic areas are defined by transmission constraints, notably Path 15, that do not coincide with the boundaries of the historic control areas of the state's utilities.

     The supply alternatives to each destination market are defined using the "delivered price test," which identifies suppliers that can reach a destination market at a cost no more than 5 percent over the pre-merger market price. The supply is considered economic if a supplier's generation can be delivered to a destination market, including delivery costs (which include transmission rates, transmission losses and ancillary services), at a cost that is within 105 percent of the destination market price.
     Physical transmission constraints also are taken into consideration in determining the
____________________

/23/ Since the inception of the CAISO, PG&E has made sales mostly into the PX and CAISO markets, other than sales under pre-existing contracts. With the exception of deliveries under the Puget exchange agreement, all deliveries have been into the NP15 and ZP26 zones. This was a result of regulatory restrictions, coupled with the sale of its fossil generation that left it without capacity to sell outside of California. Thus no markets can be identified on the basis of its power transactions. While it is possible to identify wholesale sales prior to the CAISO and PX markets, such data are not relevant since, at the time the sales were made, PG&E had not yet divested its fossil capacity. NEG has historic sales in the relevant geographic market only under its QF contracts.

/24/ Order No. 642, FERC Stats & Regs. (P) 31,111 at 31,884-85, citing Atlantic
     City Electric Company and Delmarva Power & Light Company, 80 FERC (P) 61,126 (1997); Consolidated Edison Co., Inc. and Northeast Utilities 91 FERC (P) 61,225 (2000) and Energy East Corp. and CMP Group, 91 FERC (P) 61,001 (2000).

                                                                   Page 32 0f 65

     potential supply to the destination market. Thus, unlike the "hub-and-spoke" methodology, competing suppliers are no longer defined by bright lines. Competing suppliers are defined as those who have capacity (energy) that is physically and economically deliverable to the destination market. Their importance in the market (i.e., their market share) is determined by the amount of such capacity. Applicants are directed to allocate available transmission capability among potential suppliers and justify the methodology used. The preferred method is proration among all of the economic capacity that lies directly behind the constraint./25/

     This test is intended to be a conservative screen to determine whether further analysis of market power is necessary. If the Appendix A analysis shows that an applicant will not gain enhanced ability to exercise market power in its first-tier destination markets as a result of the transaction, it generally follows that the applicants will not have enhanced market power in more broadly defined and more geographically remote markets. The screen is the first step in determining whether there is a need for further investigation. If the screening test is not passed, leaving open the issue of whether the merger will create market power, the Commission invites applicants to propose mitigation remedies targeted to reduce potential anti-competitive effects to safe harbor levels, or to demonstrate using the other elements of the DOJ/FTC screen,

____________________

/25/ This includes more remote capacity that already has been reduced by proration across transmission constraints that must be passed in order to reach the interface into the destination market.

     that the merger is in the public interest./26/ In the alternative, the Commission will undertake a proceeding to determine whether unmitigated market power concerns mean that the merger is contrary to the public interest.

  C. Concentration Thresholds

  Q. What framework does the Commission use to determine whether a merger or other transaction poses potential market power concerns?

  A. In Order No. 592, the Commission adopted the DOJ/FTC Merger Guidelines for measuring market concentration levels by the Herfindahl-Hirschman Index ("HHI"). To determine whether a proposed merger will have a significant anti-competitive impact, the DOJ and FTC consider the level of the HHI after the merger (the post-merger HHI) and the change in the HHI that results from the combination of the market shares of the merging entities. Markets with a post-transaction HHI of less than 1000 are considered "unconcentrated." The DOJ and FTC generally consider mergers and acquisitions in such markets to have no anti-competitive impact. Markets with post-merger HHIs of 1000 to 1800 are considered "moderately
_________________

/26/ The DOJ/FTC Merger Guidelines specify 5 steps for analyzing mergers.  U. S.
     Department of Justice and Federal Trade Commission, Horizontal Merger Guidelines, 57 Fed. Reg. 41,552 (1992). The first is an analysis of the merger's effects on market concentration. The Competitive Analysis Screen implements that step. If the screen is failed or substantial issues remain, the remaining steps are to use additional information to analyze whether, notwithstanding the results of the screen, the merger raises concern about competitive effects; to examine whether entry will mitigate adverse effects; to assess whether the merger concentrated." In those markets, mergers that result in an HHI change of 100 points or fewer are considered unlikely to have anti-competitive effects. Finally, post-merger HHIs of more than 1800 are considered to indicate "highly concentrated" markets. The Guidelines suggest that in these markets, mergers that increase the HHI by 50 points or fewer are unlikely to have a significant anti-competitive impact, while mergers that increase the HHI by more than 100 points are considered likely to reduce market competitiveness.

 VI. DESCRIPTION OF METHODOLOGY

 Q. Please summarize the methodology that you used to analyze the competitive effects of the transaction.

 A. I evaluated the competitive effects of the transaction using the methodology described in Appendix A, as summarized above. I used CRA's Competitive Analysis Screening model ("CASm"), which implements the delivered price test and other calculations required in Appendix A, to do the required analyses. The sources and methodology for the data required to conduct the delivered price test in CASm are described in Exhibit No. PGE-2-7. A technical description of CASm is provided in Exhibit No. PGE-2-8.

___________________

     makes possible efficiency gains that cannot otherwise be achieved; and whether either party is a failing firm whose assets otherwise would exit the market.

     A. Destination Markets

  Q. How did you determine what destination markets to analyze?

  A. Since all of the assets being transferred, and all other relevant assets owned by Applicants and their affiliates, are in or near California, the relevant markets also center on California. Within California, relevant markets are defined by transmission limits.

     California is divided into two pricing zones, SP-15 and NP-15. The two zones are divided by a frequently occurring transmission limit on "Path 15" which is rated at 3,000 MW north-to-south and 3,900 MW south-to-north. The limiting element is Path 15 from south to north and Midway-Vincent ("Path 26") from north to south. In addition, the north to south capability also is affected by the Southern California Import Transmission ("SCIT") nomagram. Beginning in 2000 a third zone, ZP-26 in coastal central California was defined. This is a swing zone. When the constraint binds south-to-north, the constraining element is above ZP-26 and, hence, the generation and load in ZP-26 is effectively within SP-15. When the constraint is north to south, ZP-26 is effectively part of NP-15.

     California is well interconnected with the desert southwest. The key interface limit is the West of Colorado River (WOR) simultaneous limit on flows from Arizona and southern Nevada. This interface is limited to 10,118 MW; in addition, nearly 2,000 MW can flow over the Intermountain DC link. Like Midway-Vincent, use of these lines may be limited by the SCIT. Since the SCIT depends on the amount of generation in operation within southern California, the simultaneous import capability into southern California tends to be highest when load and generation levels in the region are high. Because of the magnitude of this interconnection, flows from the desert into southern California rarely are constrained.

     The other key external link is the California-Oregon Interface ("COI"), consisting of three 500 kV lines with a rating of 4,800 north to south and 3,675 south to north. In addition, the DC link to Los Angeles has a 3,100 MW bi-directional limit. Because of the strength of the Bonneville Power Authority's transmission system relative to the size of the COI, constraints within the Pacific northwest region generally to not inhibit the ability for sufficient power to reach the Oregon-California border to meet the (import constrained) demand for power in California.

  Q. Have you analyzed the frequency with which these constraints bind?

  A. I have reviewed May 1999 through April 2000 CAISO data on transmission constraints to determine the frequency with which the COI and Path 15 bind and also reviewed data on other interfaces. Because the transmission system is not always operable at its limits (i.e., because of outages, SCIT limits, ambient conditions or transmission held back for ancillary services), I based my analysis of constraints on relative prices. Specifically, whenever the price on one side of the interface differs from the price on the other side, the interface was treated as constrained.

  Q. Why did you use May 1999 through April 2000 data rather than a more recent period?

  A. As discussed earlier in my testimony, market operations in 2003 and beyond should be relatively normal and much more like 1999 than 2000.

  Q. What does your analysis of constraints in the May 1999 through April 2000 show?

  A. This analysis is summarized in Exhibit No. PGE-2-9 and Exhibit No. PGE-2-
     10. These tables show the frequency with which prices separated. Exhibit No. PGE-2-9 shows the frequency of price differences in the CAISO real time market. Prices were higher in NP-15 than in SP-15 in 10 percent of the hours. Approximately half of those hours were in overnight periods when prices in SP-15 and the desert southwest were very low (near or below zero) presumably as a result of a surplus of generation even when output was reduced to the units' minimum load levels. Only in the fall season were there appreciable numbers of hours when prices were high in NP-15 and a constraint kept generation in SP-15 from competing to reduce the price. Most of these hours occurred in late September, October and November. While I have not made a detailed analysis, the likely cause was a combination of unusually warm weather, seasonal maintenance outages and low hydroelectric output due to reservoir filling. North-to-south congestion occurred less than one percent of the time. Most of these hours were in April 2000 and may represent deterioration in the market that became manifest in May. The data underlying the table also show that there were no hours in which the price in NP-15 differed from the price at the Oregon boarder ("COI") and no hours when congestion caused price differentials between SP-15 and the Palo Verde trading hub in Arizona.

  Q. How do you interpret these results?

  A. These constraints define relevant markets. For example, when Path 15 is binding south to north, but the COI is not binding, a relevant market is NP-15 plus the Pacific northwest./27/ At least in this year, the COI never was constrained, so the minimum market would be NP-15 plus the Pacific northwest. When NP-15 is not binding (and since Palo Verde is not constrained away from SP-15) the market includes all of California and both the Pacific northwest and desert southwest.

  Q. What do the data on the day-ahead market show?

  A. Constraints occur more frequently in the day-ahead market. Exhibit No. PGE-2-10 shows data from the PX hour-ahead and day-ahead markets in the same format as was used for the CAISO real time market. The PX hour-ahead market is quite similar to the CAISO's real time market. There were very few hours when Midway-Vincent constrained flows from north to south as demonstrated by the fact that in only 34 hours was the price in SP-15 higher than in NP-
     15. Path 15 constrained south-to-

_________________

/27/ It may also include hydro generation from Canada during some periods.

     north slightly more often than in the real time market,approximately 11 percent of the time.

     There was a great deal more congestion in the day-ahead market.
     Constraints north to south still were infrequent, totaling only 1 percent of hours. However south-to-north constraints caused prices to be higher north of the path in nearly 40 percent of the hours. As with the real-time and hour-ahead markets, congestion was most severe in the autumn, particularly September though November.

     The marked difference between the day-ahead and hour-ahead and real-time market congestion conditions is at least in part due to transmission rights belonging to non-CAISO members. My understanding is that when evaluating day-ahead nominations from schedule coordinators, the CAISO assumes that these non-members will use their entitlements fully. Thus, the final day ahead schedule for the PX would reflect a lower transmission capability available to the CAISO than typically occurs on the day. On the day, capability not used by the non-members will be scheduled by the CAISO. Real-time and hour-ahead prices reflect this lessened level of scarcity on Path 15.

  Q. Do you anticipate any marked changes in the extent to which constraints between northern and southern California will occur in the future?

  A. Constraints should be reduced. First, the 50 percent expansion of Path 15, scheduled for 2004, should reduce congestion. Second, as gas comes to be on the margin more uniformly throughout the WSCC, the amount of inter-regional flows will lessen. The flows, particularly in the fall season from south to north are driven substantially by the availability of surplus coal-fired generation in the desert southwest. As the rapidly expanding population in the desert states and southern California grow into this capacity, exports to the north will reduce. Similarly, as the Pacific Northwest and northern California grow into the hydroelectric capacity, exports to the south will decline.

  Q. Are these market definitions critical to performing a Competitive Analysis Screen?

  A. No, not really. They are used only to determine the destination markets to evaluate, not to determine the area over which competition takes place. Under the procedures of the Competitive Analysis Screen, transmission limitations are assumed to bind if there is enough economic capacity on the other side of them to potentially fill the capability. Hence, no a priori market definition is required. However, transmission constraint information is important for two purposes. The first is in defining the destination markets to be considered. The second is in determining what transmission limits to include in the model as limiters on the amount of transfers between areas.

Q. Are there transmission limits within California, and particularly within NP-15 that need to be taken into account?

A. There are constrainable interfaces located within California besides NP-15 and Midway-Vincent. In particular, the City of San Francisco and other areas around it are constrainable primarily due to the small amount of generation within it. Hunters Point, which is being retained by PG&E, is within this area; however, none of the transferred assets are. The transmission constraint that most affects the transferred assets is the constraint around the Fresno area. The Kings River system hydroelectric system assets, of which the Helms pumped storage unit is the largest, are within this area. Transmission constraints into the Fresno area can require that Kings River units be run. They also can, and frequently do, limit the ability to pump water to the reservoir above the Helms turbines. In effect, the pumping load is treated as interruptible.

     The CAISO makes extensive use of Regulatory Must Run ("RMR") contracts to solve local transmission constraints, and corollary local market power problems. Both the Humboldt and Hunters Point stations retained by Reorganized PG&E are covered by RMR agreements. The Helms pumped storage unit also has an RMR agreement, as do some other hydroelectric units.
     These arrangements will be the same whether this transaction occurs or not.

     I have not taken these potential constraints within NP-15 into account in my analysis. The principle reason that this is not necessary is that none of these local constraints bear on the consequences of this transaction. The primary effect of the transaction is to separate assets controlled by NEG from those controlled by PG&E. All of the NEG assets are located outside of NP-15. Because none of NEG's assets are within these local constrainable areas, the effects of the transaction are insensitive to whether they are modeled. Secondarily, the CAISO systematically requires RMR agreements for units that might be required for local reliability purposes. These agreements also serve the intended purpose of mitigating potential local market power. Of particular significance is the fact that if an RMR unit controlled by PG&E is called as must run, the price that it receives will not impact the price received by any of the NEG units.

Q. Taking these factors into account, what destination markets have you analyzed and what interface limits have you included in the model?

A. The markets that I have analyzed are NP-15 and all of California. NP-15 is the smallest relevant market. It also is defined by the second most common transmission condition within the state (second to an unconstrained market): i.e., the 10 to 38 percent of the time (depending on whether real time or day ahead conditions are referenced) when Path 15 is binding. I considered analyzing SP-15 as a separate destination market. However, none of the transferred assets are in SP-15,/28/ so any adverse effects of the Transaction would be predictably smaller in SP-15 than in NP-15./29/ Moreover, as shown above, SP-15 rarely is the constrained area.

     While the model I have used obviously includes the Path 15/Midway-Vincent interface, it also includes the other interface limits affecting the ability of power to reach California and NP-15. These include principally the interface limits to and within the desert southwest and the Pacific northwest./30/

B.   Product Markets

Q. What are the dimensions necessary to define product markets for purposes of the horizontal screen analysis mandated by Order No. 642?

A. For energy markets, in addition to the geographic component, it is necessary also to define the time periods to be analyzed. Further, the capacity that meets the delivered price test in the screening analysis depends on the prices in the destination market.

____________________

/28/ Diablo Canyon is in ZP-26. During the hours when Path 15 is binding from south to north, the station is effectively within SP-15. However, in such hours, there is no constraint prohibiting an increase in flows from north to south. Indeed, since any sales from the north to the south would be counter-flows, they would serve to reduce the south-to-north constraint.

/29/ Moreover, it is clear that the transaction will reduce concentration within SP-15. Most of PGE NEG's generation is in SP-15 or in the adjacent ZP-26 and desert southwest areas. The Reorganized PG&E will control considerable generation in ZP-26 (Diablo Canyon and a significant portion of its QFs) and some of this generation, as well as PG&E's controlled generation in NP-15, would receive a pro rata share of the transfer capability into SP-15. Hence, separating Newco's PG&E NEG from the Reorganized PG&E will reduce market concentration in SP-15.

/30/ Monitored paths, their limits and the loading on them in the model are contained in workpapers.

     For ancillary services, it is necessary to define the specific products to be analyzed. Since there is insufficient information to segment ancillary services product markets by time period and price level, I only will provide a single analysis for each product./31/

Q. What time periods did you analyze in your study of competitive effects on energy markets?

A. Normally, I analyze three seasons and several time periods per season in performing such analyses. However, because of the importance of seasonal variation in hydroelectric generation levels in the WSCC region, particularly in the northwestern portion of it, it is necessary to utilize four seasons. Specifically, I divided hours between the summer, fall, winter, and spring seasons to reflect differences in generating availability and then further differentiated by load levels during each season.

     The months included in each season are shown in the table below:

----------------------------------------------------------------------------------------------------
                                        Dates in Each Season
----------------------------------------------------------------------------------------------------
        Summer                    Fall                     Winter                    Spring
----------------------------------------------------------------------------------------------------
  July to September       October to December         January to March           April to June
----------------------------------------------------------------------------------------------------

____________________

/31/ Potential supply is relatively invariant by season, though units that are on maintenance outages (principally in the spring for fossil units) cannot participate. It is not feasible to provide separate analyses as a function of load levels or price levels. There is constant arbitrage between energy and the various ancillary services products and the "marginal cost" of providing ancillary services depends on opportunity costs in the energy markets (for regulation up and spinning reserve service) and the cost and probability of starting up for non-spinning and replacement reserves.

     For each season, I segmented hours into peak and off-peak periods./32/ For the Summer and Winter seasons, I further segmented the peak hours based on PG&E's load as follows: The Summer / Winter Top Peak hours consist of the top 1 percent of the hours during the peak period during the seasons. The top 2 to 10 percent of the peak hours were also segmented into a separate period (termed Summer Mid-Peak and Winter Mid-Peak). For spring and fall, the top 10 percent of peak hours are grouped together. The remaining peak hours were grouped into a separate period (termed Base-Peak). Off-peak constituted a fourth time period in the summer and winter and a third time period in the spring and fall. Hence, a total of 14 time periods were analyzed.

     The periods evaluated (and the designations used to refer to these periods in exhibits) are:

     SUMMER (July-September)

          Top Peak (S_TP):      Top 1 percent of peak load hours

          Mid-Peak (S_MP):      Top 1-10 percent of peak load hours

          Base-Peak (S_BP):     Remaining peak hours

          Off-Peak (S_OP):      All off-peak hours


     WINTER (January-March)

          Top Peak (W_TP):      Top 1 percent of peak load hours

____________________

/32/ Peak and off-peak hours were defined based on NERC's definition. Peak hours include 6:00 AM- 10:00 PM, Monday through Saturday. See
ftp://www.nerc.com/pub/sys/all updl/oc/opman/apdx1f.doc.
-------------------------------------------------------

          Mid-Peak (W_MP):     Top 1-10 percent of peak load hours

          Base-Peak (W_BP):    Remaining peak hours

          Off-Peak (W_OP):     All off-peak hours


     SPRING (April-June).

          Top Peak (SP_TP):    Top 10 percent of peak load hours

          Base Peak (SP_BP):   Remaining peak hours

          Off-Peak (SP_OP):    All off-peak hours


     FALL (October-December).

          Top Peak (FP_TP):    Top 10 percent of peak load hours

          Base Peak (FP_BP):   Remaining peak hours

          Off-Peak (FP_OP):    All off-peak hours

Q.   How did you determine the market price levels to use for each time period?

A. I used hourly price data for 1999 to determine average prices for each of the 14 time periods. I then computed the ratio of those prices to the 6X16 price. I then grossed up the prices by the ratio of estimated seasonal 6X16 forward price for calendar year 2003 to the 1999 season price./33/ Finally, I rounded the price to avoid the appearance of false precision. The prices that I used appear on the face of the results exhibit, Exhibit No. PGE-2-11, and the details of the calculation are in work papers.

____________________

/33/ Public estimates of forward market prices for 2003 were only available on an annual basis. The prices were assumed to follow the same seasonal pattern as forward prices from 2002, for which quarterly estimates were available.

Q.   What ancillary services products exist in the California market?

A. There are five products that trade at market rates: regulation up, regulation down, spinning reserve, non-spinning reserve and replacement reserve./34/ Two additional services, voltage control and black start, are purchased under long-term contracts.

Q.   How is the regulation service procured in California?

A. Regulation service is used to balance load on a real time basis. CAISO requires units on line that stand ready to either increase output ("regulation up") or decrease it ("regulation down") quite quickly in response to dispatch instructions. Units participating in the regulation markets must be equipped with automatic generation controls (AGC). Under the CAISO tariff, the amount of regulation service that a unit can provide is determined by its ramp rate, specifically by the number of MW that it can be moved up or down in a 30 minute period. In general, units that are on line can provide both regulation up and down service. However, if they are at minimum load, they cannot provide regulation down service and if they are fully loaded they cannot provide regulation up. Regulation service is compensated for the MW-minutes of capability. Actual use for regulation results in output levels that deviate from those scheduled in the energy market. Energy produced as a result of being regulated up is compensated at the real-time energy price for uninstructed deviations. This same price is paid by the unit owner for MWh not produced as a result of providing

____________________

/34/ The ancillary services are defined in the ISO Tariff, Appendix A, Master Definitions supplement.

     regulation down service. Schedule coordinators may self-provide this and all other ancillary services.

Q.   How large is the regulation market?

A. The amount of regulation that must be scheduled depends generally on the speed with which load is expected to move up or down and on the rapidity that units can be committed or decommited. Hence, it varies considerably over time. As a general matter, regulation requirements do not appear to exceed 5 percent of peak load.

Q.   Are there zonal requirements for regulation?

A. Purchases of regulation from units located outside of the CAISO are limited to 25 percent of requirements and the units must be capable of dynamic scheduling by CAISO. Regulation down service is not affected by inter-zonal constraints. Regulation up service may be zonally procured when constraints separate NP-15 and SP-15, though if the regulation price differential between north and south is sufficiently high, the CAISO may restrict energy flows on Paths 15 and 26 to allow interzonal trading of regulation up service.

Q.   Please describe the spinning and non-spinning reserve products.

A. Spinning reserve is unloaded generation capacity that is on line and capable of being loaded in 10 minutes. Thus, the amount of spin that a unit potentially can provide is limited to 10 times its per-minute ramp rate, not to exceed the difference between minimum and maximum loading.

     Non-spinning reserve is the amount of capacity that is off-line but can be loaded within 10 minutes. Non-spinning reserve generally is limited to peaking and hydro units. In addition, interruptible load can provide non-spinning reserve up to the amount that can be shed within 10 minutes and remain off for two hours. I will ignore load as a potential supplier in my analysis.

Q.   What are CAISO's requirements for spinning and non-spinning reserves?

A. The CAISO requires spinning and non-spinning reserves equal to 5 percent of the load met by California hydroelectric resources and 7 percent of the load met by California non-hydro resources. At least half of the operating reserve must come from spinning resources. Up to half of the requirement can be met by imports from outside the CAISO control area. There are zonal procurement policies that depend on whether SP-15 and NP-15 are separated by a constraint. General guidelines are that when the path is not constrained, ancillary services generally will be procured zonally only to the extent that the amount being offered in a zone that would clear a California-wide price is less than 25 percent of the zone's requirement. When the path is congested on a day-ahead basis, the CAISO may purchase up to all of the reserve services zonally. Of course, if ancillary services prices are sufficiently high, the CAISO can back down energy flows and reserve a portion of the path for ancillary services.

Q.   How are spinning and non-spinning reserves bid?

A. Both MW bids for providing the service and energy bids, if actually dispatched, are provided. Units are selected based solely on their MW bids but dispatched based on their energy bids.

Q.   What are the CAISO requirements for replacement reserve?

A. Replacement reserve is generating capacity that is capable of being synchronized and ramping to a load point within a 60-minute period or, if operating, the additional output that can be provided within 60 minutes. Thus, for units that are on-line, the amount that can be provided is 60 times the per-minute ramp rate, limited to the difference between minimum and maximum load. Off-line units with long start times are effectively precluded. Dispatchable load can participate to the extent that it can be dropped within 60 minutes and remain dropped for two hours.

     In concept, replacement reserves are intended to allow the CAISO to fully or partially back down spinning and non-spinning reserves that have come on line to meet a contingency. My understanding is that the CAISO typically schedules about 400 MW of replacement reserve. However, during the May 2000 to May 2001 crisis, it often was the case that load scheduled in the day-ahead energy market was materially below the load levels that the CAISO expected actually to occur. During such periods, the CAISO scheduled large amounts of replacement reserve in order to assure sufficient generating resources to meet the unscheduled load.

     There are no zonal requirements for replacement reserve as such and imports from outside the CAISO control area can provide up to 100 percent of the requirement if transmission is available.

Q.   Have you analyzed the market for replacement reserves?

A. No. The replacement reserve market looks very much like the energy market, in the sense that most capacity that can provide energy can also provide replacement reserve capacity. The only material differences is that the potential supply of replacement reserve excludes the nuclear units and a portion of the capacity of slow-starting fossil steam units. This similarity to the energy market is presumably the reason that Order No. 642, which calls for an analysis of spinning and non-spinning reserves to be provided by applicants when feasible, does not require an analysis of replacement reserve markets.

Q. In view of the ancillary service products that are purchased by the CAISO, what products are you analyzing?

A. The CAISO buys ancillary services according to its Rational Buyer Protocol. This allows it to substitute a higher quality service for a lower quality service. Thus, regulation up service can substitute for spinning and non-spinning reserve service if it is cheaper and spinning reserve can substitute for non-spinning reserves. Therefore, the actual products that the CAISO buys can be thought of as a cascade. Regulation up and down services are non-substitutable and are products in their own right.

     Spinning reserve can best be thought of as "spin or better" and include units that can provide regulation up or spin. Non-spinning reserves are better thought of as "non-spin or better" since regulation and spinning reserves can be substituted and reduce the demand for non-spinning reserve on a MW-for-MW basis./35/


     Thus, I will analyze four ancillary services markets: regulation down, regulation up, spin-or-better and non-spin or better.

VII. HORIZONTAL ANALYSIS OF ENERGY PRODUCT MARKETS

Q. Please describe the results of the Competitive Screen Analysis of energy markets.

A. This analysis is summarized in Exhibit PGE-2-11. This base case assumes median rainfall conditions in shaping the output of the hydroelectric assets./36/ It shows the results for each time period for both the all-CAISO market and for NP-15. Beginning first with the CAISO market, PG&E's pre-transaction share is typically 17 percent, somewhat higher during the spring. The market is unconcentrated during most periods but slightly above the moderately concentrated threshold during the spring base-peak period.

___________________

/35/ However, since regulation can be bid based on 30 times the per-minute ramp rate but spinning reserves are limited to 10 times the per-minute ramp rate, only one-third of the regulation up capability can be substituted into the spinning reserve market.

/36/ It is necessary to shape the output of the hydro units since the amount of energy that they can produce is limited by the amount of water in the river system. Generally, maximum feasible output is used in high priced periods, with water allocated next to the lower priced periods, and so forth. Minimum flow and storage conditions arising from non-electricity uses of water and of the reservoirs and reservoir size

     Predictably, separating Parent's controlled generation from Reorganized PG&E is deconcentrating. In most periods, the reduction in HHI is about 10 percent, or 70-80 points. In low-priced off-peak periods, the Transaction is only slightly deconcentrating since none of NEG's generation is economic at these prices except for its wind generation.

     The results for NP-15 are very similar. PG&E's pre-Transaction share is somewhat higher - typically 26 to 28 percent. The market is somewhat more concentrated; the HHI is about 1,200 in most periods. The market HHI slightly exceeds the threshold for a concentrated market in the spring base peak period, when substantial hydroelectric generation is available and the price is low enough that many thermal units are not economic. The Transaction reduces the HHI of the NP-15 market in all time periods. In all but the lowest priced periods, the reduction is in the range of 80 to 100 points. In low priced periods it is minor, again because NEG has little generation that is economic during these periods.

Q.   Did you perform any sensitivity analyses of these results?

A. Yes. I examined the structure of the market and the effects of the Transaction for both wet and dry hydrology conditions. Exhibit No. PGE-2-12 shows the same set of results for a moderately wet year (75th percentile of rainfall, as opposed to the 50th

___________________

limitations also condition the timing of electricity production. Since shaping is based on PG&E's historic dispatch patterns for the hydro units, these non-electrical use constraints are implicitly reflected.

     percentile used in the base case). As shown on the exhibit, the assumption of wet year conditions increases PG&E's pre-transaction share and the Reorganized PG&E's post-transaction share of the market modestly during periods other than the highest priced summer periods. Market HHIs are slightly higher than in the base case and the reduction in the HHIs also is slightly higher.

     Exhibit No. PGE-2-13 shows the results for a moderately dry year (25th percentile of rainfall). This reduces the market share for PG&E-controlled hydro with the result that its share is less, and the market HHIs are less than in the other two cases. It also slightly reduces the degree to which the transaction is deconcentrating./37/

Q.   Did you also conduct an analysis of Available Economic Capacity?

A. Yes. In the interest of completeness, I conducted an Available Economic Capacity analysis. However, as discussed in the next section of this testimony, PG&E does not have, and will not have, any available economic capacity in any of the time periods that I have examined. Moreover, even if PG&E were to have some available economic capacity, neither the amount controlled by it, nor the amount controlled by Parent is increased as a result of this Transaction. Further, since Parent's subsidiary NEG does have available economic capacity, if PG&E also had some, the Transaction would be deconcentrating.

___________________

/37/ Since the change in HHI is "2AB," where A is Parent's share and B is PG&E's share, a reduction in PG&E's share, other things remaining equal, will reduce the deconcentrating effect of the transaction.

Q.   Please describe the results of the analysis of Available Economic Capacity?

A. This Analysis is summarized in Exhibit No. PGE-2-14. The market for Available Economic Capacity was examined under median rainfall conditions. As shown in the table, the Reorganized PG&E does not have any available economic capacity in any time period during any season. In relatively high priced periods, Parent has approximately 1,700 MW of available economic capacity in the CAISO market and between about 500 and 700 MW in the NP-15 market. In off-peak periods when prices are low, Parent has very little economic capacity, as only NEG's wind unit is economic. During peak periods, the CAISO market is generally unconcentrated and the NP-15 market is no more than moderately concentrated. In the Spring base-peak period, both markets become concentrated. This is because most thermal generation is uneconomic given the period's low price, and a very large share of the generation supplied comes from available hydroelectric generation in the Northwest. Parent, however, has very little AEC in this time period.

     The Transaction has no effect on the concentration of either geographic AEC market. Its only effect is to separate Reorganized PG&E, which has no AEC, from Parent, which has AEC only from its NEG assets. As a result, the change in the HHI is zero in every time period.

VIII.  NATIVE LOAD AND THE CDWR CONTRACTS

Q.   What native load is PG&E required to serve today?

A. As I have described previously, PG&E-controlled capacity is dispatched to meet its native load. Unmet load is served by CDWR, either from its contracts or from spot market purchases. Under this arrangement, the amount of load that is served by the PG&E-controlled resources is always exactly equal to the output of its units.

Q. Will this transaction change the capacity available to PG&E to meet its native load?

A.   No.

Q.   Can you demonstrate that PG&E has no available economic capacity?

A. Yes. Exhibit No. PGE-2-15 shows PG&E's forecasted year 2003 native load and the amount of capacity available to it, derated for outages and median-year hydroelectric availability. In all time periods, its load substantially exceeds its available resources.

Q. Does your analysis of PG&E's 2003 native load obligation consider expected reductions due to direct access?

A. Yes. PG&E has estimated that direct access load will total approximately 10,000 - 13,000 GWh in 2003. I have therefore computed Reorganized PG&E's 2003 load in each time period assuming the 13,000 GWh will be lost due to direct access, and that the shape of the direct access load will be equivalent to that for the utility's total load.

Q. Earlier in your testimony, you noted that under certain conditions, PG&E might take on responsibility for meeting that portion of its load that is served neither by its existing resources nor by CDWR's contracts, i.e., the net open position. If CDWR were over-contracted, the net open position would be negative. Couldn't this result in PG&E having available economic capacity?

A. Conceivably, but this would be completely speculative. According to the CDWR May 31 Report,/38/ its existing contracts would not be sufficient to cover the net short energy position in any year. If all agreements in principle were to be signed, and if conservation and interruptible load contributed as much as the study assumed, it would nearly have sufficient energy to meet load only in 2004. In all other years, the load covered by neither CDWR contracts nor by the IOUs' controlled capacity is positive and grows over time by the sum of load growth and the roll-off of the CDWR contracts (which peak in 2004).

     Of course, it is conceivable that Reorganized PG&E may have available economic capacity in modest amounts in some time periods. This depends inter alia on what share of the CDWR contracts are allocated to Reorganized PG&E load, the efficiency with which CDWR has sculpted its contract portfolio to meet the net open position, actual load growth, and the amount of energy available from the Reorganized PG&E-controlled units. Any such net capacity available to Reorganized PG&E will be small

___________________

/38/ CDWR, op. cit., p. 11.

     and transitory. Moreover, as I discussed earlier, the assumption that Reorganized PG&E will have economic capacity merely means that the Transaction is deconcentrating of the available economic capacity market, whereas the assumption that it has none means that the Transaction has no effect on the market.

Q.   Is this Transaction likely to have an impact on retail competition?

A. No, for two reasons. First, retail competition is not currently permitted in California, except for customers who have already elected to buy from an alternative supplier. Second, the result of the Transaction is to leave the Reorganized PG&E with neither more nor less resources. The only conceivable effect would be to remove any disincentive NEG might have to making resources available to competitors of the Reorganized PG&E.

     Competition in Retail Markets has two components. The first is acquisition of power in the wholesale market for resale to retail customers. As demonstrated in the analysis above, the Transaction is pro-competitive in the wholesale power market. The second component is the pricing and marketing of services to retail customers in packaging power from the wholesale markets. This Transaction has no impact on that activity. Hypothetically, the separation of the Reorganized PG&E from Parent might create a new competitor in the retail market, but this is the only conceivable effect of the transaction.

IX.  ANALYSIS OF ANCILLARY SERVICES MARKETS

Q. Please explain how you determined the ancillary services capability available to CAISO.

A. For each ancillary service, I identified the potential supply from each resource. In addressing the California market, I allowed the full amount permitted as imports from outside the CAISO control area (i.e., 25 percent of the requirement for regulation and 50 percent of the requirement for spinning and non-spinning reserves). Because requirements are small relative to total supply, this added only a modest amount. Moreover, as a conservatism, I assumed that the NEG units in Arizona, southern Nevada and Oregon provided the full amount of imports that the CAISO would accept. This results in the maximum possible share for Parent. In addressing the NP-15 market, which is relevant only when Path 15 is constrained south-to-north, it was assumed that SP-15, ZP-26 and desert southwest resources could not compete.

     Only AGC-capable units were included in regulation supply. Existing units' ancillary services capability was taken from CAISO sources, principally the Participating Generation Agreements ("PGA"). For planned new units and units for which the PGA ratings were not available, the characteristics of similar units were used.

     For regulation and spinning reserve, the amount of the service that a unit could provide was the lesser of the ramp rate times the relevant time band (30 minutes for regulation and 10 minutes for spin) and the difference between minimum loading and maximum output. Summer ratings were used for summer and spring and winter ratings for fall and winter. Each unit was derated for forced outages and appropriate seasonal outages. For non-spinning reserves or better, peakers (assumed not able to provide spinning reserves) were added to the potential units and their ramp rate times 10 less the start time of the units was used to determine their capacity.

     In assigning ancillary services capability to controlling entities, the CDWR contracts were taken into account as follows. If a portion or a unit's output has been sold to CDWR under long-term contract, that portion of the unit was not considered to be available to provide ancillary services. However, it was assumed that CDWR will not be able to sell any ancillary services from these units. This assumption conservatively minimizes the amount of ancillary services capability that competes with the PG&E and Parent capability.

Q.   What are the results of your analysis of ancillary services?

A. Results are summarized in Exhibit No. PGE-2-16. Since seasonal results are similar, I will discuss only the summer results. In the all-California market, PG&E's pre-transaction share of regulation supply is about 20 percent. Post-Transaction, its share is split into a 14 percent share for the reorganized PG&E and 5 percent for Parent./39/

___________________

/39/ Parents share is this large because of the assumption that it provides all of the import capability.
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     The market is unconcentrated pre-transaction.  Post-Transaction, the market
     HHI falls by about 150 points and becomes less concentrated.

     In the NP-15 market, PG&E's pre-transaction share is 28 percent inclusive of imports, all of which are assumed to be controlled by NEG. This falls to 25 percent when the transaction occurs and the Reorganized PG&E is spun off, with the remainder of its prior share controlled by Parent. The market HHI falls by about 130 points and moves from highly to moderately concentrated.

     Turning to the spinning reserve product, the market is more concentrated and PG&E's pre-transaction share is larger because of the ability of its hydroelectric and pumped storage units to provide spinning reserves. The market HHI is just above the threshold for concentrated, at approximately 1,900, and PG&E's share is approximately 40 percent. Post-Transaction, the portion of its share that is attributable to imports into the area that are assumed to be supplied by NEG is corporately separated. The Transaction reduces the HHI by over 400 points and the market becomes moderately concentrated. In the NP-15 market, PG&E's pre-Transaction share is higher by about 50 percent, and the market is highly concentrated. Separating NEG's share of about 3 percent reduces the market HHI significantly, by about 240 points, but the market remains concentrated.

     Because there is only a modest amount of capacity in California that can provide non-spinning reserve, but not spinning reserve, the non-spin-or-better market looks very
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     much like the spin-or-better market. PG&E's pre-transaction share of the
     California market is about 40 percent and the market is concentrated. The separation of NEG's assets from those controlled by the Reorganized PG&E lowers the HHI by about 400 points and the market becomes moderately concentrated. PG&E's pre-transaction share of the NP-15 market is about 50 percent and the transaction reduces this by about 3 percent, all of which is attributable to separating the imports assumed to be controlled by Parent. The HHI reduction is about 230 points and the market remains highly concentrated.

Q.   What do you conclude from your analysis of ancillary services markets?

A. As with the energy markets, the Transaction is deconcentrating. Hence, I conclude that the Transaction will make the market more competitive than would be the case if PG&E remained intact and owned all of the corporations' owned and planned resources.

Q. Your analysis shows that PG&E's share of some of these markets is high and that the Reorganized PG&E's share, while diminished, remains high. Would it be reasonable to infer from this that PG&E has and will continue to have market power in ancillary services markets?

A. No. Before answering, I will point out that the issue of whether PG&E has market power in ancillary services markets is not relevant to the Commission's evaluation of whether this Transaction is in the public interest. The key fact relevant to
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     competition that is properly before the Commission is whether the transaction injures competition. My analysis clearly shows that it does not. Rather, it makes the structure of the market considerably more competitive.

     Moreover, it is clear that there is far more than enough potential ancillary services capability to serve the market even if the Reorganized PG&E were somehow to gain an incentive to increase prices in the market. Exhibit No. PGE-2-17 shows that there is far more ancillary services capability controlled by others than the market requires./40/

     The Exhibit shows the approximate maximum amount of each ancillary service that the CAISO will require in the California and NP-15 market. Conservatively I have focused on its needs in peak hours. NP-15 peak is assumed to be 42 percent of CAISO peak. Peak Load in 2003 is assumed to be about 49,000 MW. Regulation up and down service is projected as 5 percent of peak load and spinning and non-spinning reserve requirements each are
     3.5 percent of peak demand./41/ In hours when NP-15 is a relevant market due to NP-15 constraints, I assume that all three ancillary

___________

/40/ This analysis of whether market requirements can be met by potential supplies from other sellers is suggested by the Commission's recent adoption of the Supply Margin Assessment test as its interim method for determining whether entities should receive blanket market-based rate authority. The concept behind the SMA test is whether the particular applicant is "pivotal" in the market and able to exercise market power since demand could not be met without its output.

/41/ One third of the capacity used to provide regulation is also assumed to provide "spin or better" service.  "Non-spin or better" includes this amount plus the 3.5 percent non-spin requirement.
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                                                                   Page 64 of 65

     services are procured zonally (i.e., from producers in NP-15 or, up to the CAISO's percentage limit, from the Pacific Northwest).

     The exhibit shows that non-PG&E resources can readily meet the CAISO's demands in each market for each service. Non-PG&E capacity is more than 5 times the regulation requirement in California, and more than 4 times the requirement in NP-15. For spin-or-better, it is more than 3 times the requirement in California and more than 4 times the requirement in NP-15. Post-transaction non-PG&E supply is 2 times the California requirement and about 3 times the NP-15 requirement. Thus, even if this transaction somehow resulted in PG&E acquiring the incentive to exercise market power in ancillary services, it would lack the ability to do so.

X.   CONCLUSION

Q.   Please summarize your conclusions regarding this transaction.

A. This Transaction is competitively benign, indeed beneficial. Subsequent to the Transaction and reorganization, Reorganized PG&E will control precisely the same assets as PG&E controls today. By corporately separating control over those assets from control of NEG's assets, the reorganization deconcentrates the market for electric energy. It also deconcentrates the CAISO's ancillary services markets.

     The analysis that I have presented to quantify this self-evident conclusion provides additional information to the Commission and is intended to give comfort that there are no special circumstances that merit a departure from the Commission's normal
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                                                                   Page 65 of 65

     review procedures for transactions requiring Section 203 approval. The information that I have provided establishes that by the time this reorganization is completed and the Transaction is effective, the supply and demand balance in California and the West generally will have returned to normal conditions, or even supply surplus. It establishes that the energy market will be at most moderately concentrated and unconcentrated during most periods. It establishes that there will be a large overhanging potential supply of ancillary services, even when Path 15 is constrained, such that neither PG&E nor Parent will be able to exercise market power in that market.

Q.   Does this complete your testimony?

A.   Yes, it does.